UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer B, P.O. Box 3143

Petach-Tikva, 4951040 Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Entry Into Agreement and Plan of Merger

On July 30, 2025, CyberArk Software Ltd. (the “Company”) and Palo Alto Networks, Inc. (“PANW”) issued a joint press release announcing their entry into a definitive agreement for the Company to be acquired by PANW (the “Transaction”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

PANW will be hosting a webcast at 6:30 am (PT) on July 30, 2025 to discuss the Transaction, with the Company’s participation. Further information on the webcast is available in the press release.

Second Quarter 2025 Earnings Announcement

On July 30, 2025, the Company issued a press release entitled “CyberArk Announces Strong Second Quarter 2025 Results.” A copy of this press release is furnished as Exhibit 99.2 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1 and Exhibit 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in (i) the consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333- 202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285753 and 333-285751).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated July 30, 2025 titled “Palo Alto Networks Announces Agreement to Acquire CyberArk, the Identity Security Leader”
99.2	Press release dated July 30, 2025 titled “CyberArk Announces Strong Second Quarter 2025 Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025
CYBERARK SOFTWARE LTD.

	By:	/s/ Erica Smith
	Name:	Erica Smith
	Title:	Chief Financial Officer

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